Aja HoldCo, Inc.
51 Astor Place, 10th Floor
New York, New York 10003

July 11, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Conlon Danberg and Tonya Aldave

Re:	Aja HoldCo, Inc.
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-278811

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aja HoldCo, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on July 12, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Mathieu Kohmann, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 390-4510, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Adam Stone
Adam Stone
Chief Executive Officer